UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                                 Thermedics Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   883901 10 0
                                 (CUSIP Number)


                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              December 10, 1998
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
---------------------------
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
---------------------------
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          29,360,904
       WITH
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-------------------------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           29,360,904
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           29,360,904
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           70.5%
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            14             TYPE OF REPORTING PERSON *

                           CO
--------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermedics Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      Any funds necessary for the proposed transactions described in Item 4 below will be paid out of the Reporting Person's working capital. The Reporting Person has expended approximately $9,827,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

      On December 10, 1998, the Reporting Person issued a press release in which it announced that Thermo Sentron Inc. ("Thermo Sentron"), a majority-owned, publicly traded subsidiary of the Issuer, will not be combined with Metrika Systems Corporation ("Metrika") and ONIX Systems Inc. ("ONIX"), both majority-owned, publicly traded subsidiaries of Thermo Instrument Systems Inc. ("Thermo Instrument"), to form a new sensor and process control company, as had been announced on August 12. In addition, the press release stated that the Issuer will transfer shares of the Issuer's common stock and its equity interest in its Thermo Sentron, Thermedics Detection Inc. ("Thermedics Detection") and Thermo Voltek Corp. ("Thermo Voltek") subsidiaries to the Reporting Person in exchange for the Reporting Person's wholly owned biomedical group. The Issuer's shares in Thermo Sentron, Thermedics Detection and Thermo Voltek will not be transferred to Thermo Instrument, as had been announced on August 12.

      Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 29,360,904 Shares, or approximately 70.5% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 585,675 Shares or approximately 1.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 419,750 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         4,500
Peter O. Crisp                                           35,002
Elias P. Gyftopoulos                                     10,048
George N. Hatsopoulos                                    63,681
John N. Hatsopoulos                                      64,630
Brian D. Holt                                                 0
Frank Jungers                                             9,050
Paul F. Kelleher                                         20,360
John T. Keiser                                           81,793
Earl R. Lewis                                                 0
Robert A. McCabe                                          6,998
Donald E. Noble                                          14,173
Robert W. O'Leary                                             0
Hutham S. Olayan                                          4,500
Peter G. Pantazelos                                      18,144
William A. Rainville                                          0
Arvin H. Smith                                           91,290
Richard F. Syron                                              0
Roger D. Wellington                                       4,500
John W. Wood Jr.                                        157,006
All directors and current executive                     585,675
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Keiser, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 4,500, 9,450, 4,500, 50,000, 50,000, 4,500, 19,000, 78,000, 4,500, 4,500, 4,500, 82,500,
4,500, 99,300 and 419,750 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Pantazelos, Mr. Smith and all directors and current executive officers as a group include 1,635, 1,737, 1,294, 1,952, 1,445 and 8,063 full Shares, respectively, allocated to their respective accounts maintained pursuant to the Reporting Person's employee stock ownership plan ("ESOP"). Shares beneficially owned by Mr. Crisp include 7,447 Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 562 Shares held by his spouse and 92 Shares allocated to the account of his spouse maintained pursuant to the Reporting Person's ESOP. Shares beneficially owned by Mr. Jungers include 1,550 Shares held by Mr. Jungers' spouse. Shares beneficially owned by Mr. Wood include 2,600 Shares held by him as custodian for two minor children.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

      Date         Amount        Price Per Share           Transfer Type
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    10/15/98          1,400          $ 7.125            Open Market Purchase
    10/23/98         11,000          $10.00             Open Market Purchase
    10/26/98          1,000          $10.00             Open Market Purchase
    10/28/98          2,000          $10.00             Open Market Purchase
    10/28/98          5,000          $10.25             Open Market Purchase
    10/30/98         11,900          $10.50             Open Market Purchase
    10/30/98         11,500          $10.625            Open Market Purchase
    11/10/98          2,000          $10.75             Open Market Purchase
    11/11/98         16,000          $10.75             Open Market Purchase
    11/12/98          9,000          $10.75             Open Market Purchase
    11/13/98          2,800          $10.75             Open Market Purchase
    11/16/98         13,000          $10.75             Open Market Purchase
    11/16/98         25,000          $10.8125           Open Market Purchase
    11/17/98         10,000          $10.8125           Open Market Purchase
    11/18/98         20,000          $10.875            Open Market Purchase
    11/19/98         20,000          $10.875            Open Market Purchase
    11/20/98         15,200          $10.75             Open Market Purchase
    11/23/98         58,000          $10.75             Open Market Purchase
    11/24/98         25,000          $10.75             Open Market Purchase
    11/25/98          5,000          $10.75             Open Market Purchase
    11/27/98          2,800          $10.375            Open Market Purchase
    11/30/98          2,000          $10.375            Open Market Purchase
    11/30/98          1,800          $10.4375           Open Market Purchase
    11/30/98          4,200          $10.3125           Open Market Purchase
    11/30/98          5,000          $10.375            Open Market Purchase
    12/01/98         18,000          $10.3125           Open Market Purchase
    12/01/98         15,000          $10.375            Open Market Purchase
    12/02/98         13,900          $10.3125           Open Market Purchase
    12/02/98          2,300          $10.50             Open Market Purchase
    12/02/98          6,800          $10.5625           Open Market Purchase
    12/02/98          5,000          $10.625            Open Market Purchase
    12/03/98          3,500          $10.5625           Open Market Purchase
    12/03/98          5,000          $10.625            Open Market Purchase
    12/03/98          3,100          $10.625            Open Market Purchase
    12/03/98          1,400          $10.6875           Open Market Purchase
    12/04/98          1,700          $10.625            Open Market Purchase
    12/04/98          6,300          $10.6875           Open Market Purchase
    12/07/98         28,100          $10.375            Open Market Purchase
    12/08/98         40,200          $10.50             Open Market Purchase
    12/08/98            100          $10.3125           Open Market Purchase
    12/08/98          3,600          $10.375            Open Market Purchase
    12/08/98            900          $10.4375           Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that Thermo Sentron will not be combined with Metrika and ONIX to form a new sensor and process control company, as had been announced on August 12. In addition, the press release stated that the Issuer will transfer shares of the Issuer's common stock and its equity interest in its Thermo Sentron, Thermedics Detection and Thermo Voltek subsidiaries to the Reporting Person in exchange for the Reporting Person's wholly owned biomedical group. The Issuer's shares in Thermo Sentron, Thermedics Detection and Thermo Voltek will not be transferred to Thermo Instrument, as had been announced on August 12. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences; the approval by the board of directors of the Issuer (including its independent directors), negotiation and execution of definitive agreements, clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transactions, approval by the board of directors of the Reporting Person, and receipt of fairness opinions from one or more investment banking firms.

      Of the 29,360,904 Shares beneficially owned by the Reporting Person, 88,875 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 31,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 50,000
Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 50,000 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 9,450 Shares within 60 days; Mr. John T. Keiser has the right to acquire 78,000 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 82,500 Shares within 60 days; Mr. John W. Wood Jr. has the right to acquire 99,300 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 19,000 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  December 14, 1998                     THERMO ELECTRON CORPORATION

                                             By: /s/ Kenneth J. Apicerno
                                                 Kenneth J. Apicerno
                                                 Treasurer

         Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director, Chief Financial Officer,
                                             and Vice Chairman of the Board,
                                             Thermo Electron
Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Recovery Systems
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and New Technologies